BP 2/5

03001365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAIL PROCESSING JAN 3 0 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-41719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MENTOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 PARK AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. BURNAT (212) 935-6655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL R. TISCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MENTOR SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. BURNAT
Notary Public, State of New York
No. 31-4778315
Qualified in New York County
Commission Expires June 30, 2006

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MENTOR SECURITIES, INC.

R E P O R T

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

MENTOR SECURITIES, INC.

CONTENTS

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

MENTOR SECURIITES, INC.

I have audited the accompanying statement of financial condition of Mentor Securities, Inc. as of December 31, 2002, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mentor Securities, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6, 7 and 8, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

January 25, 2003

Arnold G. Greene

MENTOR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:		
Cash		$ 39,832
Money Market account		535,030
Commission income receivable		12,285
Tax refund receivable		25,401
Investment in NASD warrants		3,300
Total current assets		$615,848
Fixed Assets (less accumulated depreciation of $11,042)		35,488
Total assets		$651,336

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses		$ 3,500
Total liabilities		3,500
Stockholders' equity:		
Common stock, $.10 par value authorized, issued and outstanding 30 shares	$ 2	
Additional paid-in-capital	7,998	
Retained earnings	639,836	
Total stockholders' equity		647,836
Total liabilities and stockholders' equity		$651,336

See notes to financial statements.

MENTOR SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commission income		$ 732,032
Interest income		9,369
Total revenue		741,401
Expenses:		
Salaries of voting stockholders	$ 40,000	
Consulting services	150,000	
Clearing fees	193,612	
Regulatory fees and expenses	1,050	
Professional fees	7,540	
Exchange data fees	168,137	
Other expenses	23,833	
Total expenses		584,172
Income before federal income tax		157,229
Less: Federal income tax		-0-
Net income		$157,229

See notes to financial statements.

MENTOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Resources provided:		
Net income		$157,229
Decrease in commission receivable		39,291
Depreciation		4,900
Total resources provided		201,420
Resources applied:		
Increase in tax refund receivable	$ 25,401	
Decrease in accrued expenses	15,850	
Distributions	300,000	
Total resources applied		341,251
Decrease		(139,831)
Cash - January 1, 2002		714,693
Cash - December 31, 2002		$574,862

See notes to financial statements.

MENTOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Stockholders equity, January 1, 2002		$ 790,607
Add:	Net income	157,229
Less:	Distributions	(300,000)
Stockholders equity, December 31, 2002		$647,836

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2002	$ -0-

See notes to financial statements.

MENTOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. ORGANIZATION :

Mentor Securities, Inc. (the "Company"), is a broker-dealer registered with the National Association of Securities Dealers, Inc. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker, Bear Stearns & Co., pursuant to a clearance agreement.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by management.

Cash and cash equivalents include shares of a money market fund that are stated at a fair value of $574,862. The Company has cash balances in a single bank which, at times, may exceed federally insured limits.

Commission revenue and related expenses are recorded on a settlement-date basis. For financial statement purposes, the difference between settlement-date basis and trade-date basis is not material.

3. RECEIVABLE FROM CLEARING BROKER:

The Company conducts business with its clearing broker, Bear Stearns & Co., on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers.

At December 31, 2002, the receivables from the clearing broker reflected on the statement of financial condition represents amounts due from the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2002, the Company had net capital of $567,946, as indicated on page 8 of this audited report. In January 2003, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $568,005. The difference of $59 is due to a year-end accrual.

5. INCOME TAXES:

No provision for federal income tax has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state and local corporate income taxes.

6. RELATED PARTY TRANSACTIONS:

Pursuant to an agreement dated January 10, 1990 between the Company and WTG& Co., L.P. ("WTG"), whose ultimate general partner is also a shareholder of the Company, WTG provides the use of its office facilities at no cost to the Company.

MENTOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Common Stock		$ 2
Additional paid-in-capital		7,998
Retained earnings		639,836
		647,836
Less: non-allowable assets	$64,189	
: other deductions	5,000	69,189
Net capital before haircuts		578,647
Less: haircuts on securities (2% of $535,030)		(10,701)
Net capital		567,946
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $3,500)	$ 233	5,000
Excess net capital		$562,946

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 3,500
Percentage of aggregate indebtedness to net capital	1%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

MENTOR SECURITIES, INC.

I have examined the financial statements of Mentor Securities, Inc., for the year ended December 31, 2002 and have issued my report thereon dated January 25, 2003. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

January 25, 2003